SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (AMENDMENT NO. 3)1


                            BELL NATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   078142-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               ALEXANDER M. MILLEY
                         3600 RIO VISTA AVENUE, SUITE A
                             ORLANDO, FLORIDA 32805
                                 (407) 849-1090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 4, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 25 Pages

                  The Exhibit Index appears on pages 21 and 22

--------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 2 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ALEXANDER M. MILLEY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO & PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                        2,546,041**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                       -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                              2,546,041**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                   -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,546,041**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares held by other persons joining in this filing.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 3 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WINCHESTER NATIONAL, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                        148,655
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                      -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                              148,655
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                  -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,655
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 4 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MILLEY MANAGEMENT INCORPORATED
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                        503,333
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                1,257,567**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                              503,333
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,257,567*
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,760,900*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists entirely of shares held by Cadmus Corporation.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 5 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CADMUS CORPORATION
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO & WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                        1,257,567
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                       -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                              1,257,567
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                   -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,567
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 6 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ROBERT C. SHAW
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                          500,417
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                       -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                500,417
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                   -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,417
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 7 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELXSI CORPORATION
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                        10,000
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                       -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                               10,000
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                   -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           078142-10-6                               PAGE 8 OF 25 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LIBERTY ASSOCIATES LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                             -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                       -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                   -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                   -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Alexander M. Milley ("AMilley"), Winchester National, Inc., a Delaware corporation ("WNI"), Robert C. Shaw ("RShaw") and Liberty Associates Limited Partnership, a Delaware limited partnership ("Liberty"), hereby amend their statement on Schedule 13D dated September 15, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated November 10, 1989 ("Amendment No. 1") and the Amendment No. 2 to the Original Statement dated November 27, 1989 ("Amendment No. 2"; and the Original Statement as amended by Amendment No. 1 and Amendment No. 2, the "Amended Statement"), filed with respect to the Common Stock, no par value (the "Common Stock"), of Bell National Corporation, a California corporation (the "Issuer"). In addition, Milley Management Incorporated, a Delaware corporation ("MMI"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), and ELXSI Corporation, a Delaware corporation ("ELXSI"), are joining in this Amendment No. 3 to the Amended Statement.

         Each of the Original Statement, Amendment No. 1 and Amendment No. 2 (the "Prior Filings") was executed and filed by AMilley, WNI, RShaw and Liberty jointly with other persons and entities, in accordance with Rule 13d-1(k)(1) (then, Rule 13d-1(f)(1)) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). This Amendment No. 3 relates solely to AMilley, WNI, MMI, Cadmus, RShaw, ELXSI and Liberty (the "Amendment No. 3 Filers") and does do not relate to any of such other persons or entities who joined in the Prior Filings. Each Amendment No. 3 Filer hereby disclaims any responsibility for: (i) the filing of any statements or other information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of the filing of any such statement or other information, and (iii) the completeness and accuracy of any such statement or other information.

         This Amendment No. 3 is being filed in order to report that:

1. On December 4, 1998, the Issuer acquired all of the outstanding membership interests in InPath, LLC, a Delaware limited liability company ("InPath"), a biomedical device company currently developing point-of-care cytology systems, pursuant to a Stock and Membership Interests Exchange Agreement, dated as of December 4, 1998 (the "InPath Agreement"), among the Issuer, InPath and all of the owners of all the membership interests of InPath (identified hereinbelow; none of whom are Amendment No. 3 Filers) (the "InPath Members"). Under the Exchange Agreement, the Issuer issued to the InPath Members, in exchange for their membership interests in InPath, an aggregate of 4,288,790 shares of Common Stock and 3,175,850 Common Stock Purchase Warrants (the "InPath Member Warrants"). The InPath Members are: Peter P. Gombrich ("PGombrich"), individually and as Trustee of the InPath, LLC Voting Trust; Theodore L. Koenig, as Trustee of each of The EAG Trust, The CMC Trust, The MDG Trust and The MSD Trust; William J. Ritger; AccuMed International, Inc.; Nort- hlea Partners Ltd.; Fred H. Pearson, as Trustee of Fred H. Pearson's Trust; Walter Herbst, as Trustee of the Sandra Herbst Trust; and Monroe Investments, Inc. The transactions effected pursuant to the InPath Agreement are hereinafter sometimes collectively referred to as the "InPath Transactions".

2. Pursuant to a Claims Settlement Agreement, dated as of December 4, 1998 (the "Claims Agreement"), among the Issuer, AMilley, MMI, Cadmus, RShaw and Liberty: (i) each of AMilley, MMI, Cadmus and RShaw (the "Claimants"") assigned their rights to receive payment on account of employment compensation, management fees and other amounts that had been payable by the Issuer to such Claimants ("Claims"), aggregating $533,000, in exchange for an aggregate of 1,776,666 shares of Common

         Stock, and (ii) Liberty and the Issuer agreed to the termination of Warrants to Purchase 957,373 shares of Common Stock issued to Liberty in 1989 (the "Liberty Warrants") and previously reported in the Amended Statement. The transactions described in the foregoing clause (i) are hereinafter sometimes collectively referred to as the "Claims Settlement"; and the transaction described in the foregoing clause (ii) is hereinafter referred to as the "Liberty Warrants Termination".

3. Pursuant to the Exchange Agreement and Claims Agreement, each InPath Member, each Claimant and WNI entered into a Stockholders Agreement, dated as of December 4, 1998 (the "Stockholders Agreement"), with the Issuer. Among other things, the Stockholders Agreement establishes certain voting agreements among the InPath Members and such Amendment No. 3 Filers.

4. In December 1998 Cadmus purchased an aggregate of 652,567 shares of Common Stock in privately-negotiated transactions from five individuals (the "Cadmus 1998 Private Purchases"). Two of these individuals were former executives of the Issuer's Payne Fabrics, Inc. (now, PFI National Corporation) subsidiary, and their shares were first acquired by them upon the exercise of Stock Appreciation Rights ("SARs") granted by the Issuer in 1990 under Stock Appreciation Rights Agreements ("SAR Agreements") between the Issuer and such individuals; two of these individuals were former financial advisors to the Issuer, and their shares were first acquired by them upon the exercise of SARs granted by the Issuer in 1989 under SAR Agreements between the Issuer and such individuals; and the fifth of these individuals was a member of the Board of Directors of the Issuer until he resigned in November 1998.

5. In November and December 1998 Cadmus purchased an aggregate of 450,000 SARs from two individuals. One of these individuals was the former member of the Board of Directors of the Issuer referenced in item 4 immediately above; the other individual was another member of the Board of Directors of the Issuer until he resigned in November 1998 (the "Cadmus 1998 SAR Purchases").

6. In December 1998 ELXSI purchased 10,000 shares of Common Stock through an open market trade (the "ELXSI 1998 Market Purchase").

7. In December 1998 AMilley purchased 10,000 shares of Common Stock through an open market trade (the "AMilley 1998 Market Purchase").

8. In December 1998 Cadmus purchased 5,000 shares of Common Stock through an open market trade (the "Cadmus 1998 Market Purchase").

NOTE ON GROUP STATUS AND FILING

         As a result of the voting and other agreements set forth in the Stockholders Agreement, AMilley, WNI, MMI, Cadmus and RShaw (the "Stockholders Agreement Party-Filers") and the InPath Members may be deemed to be persons who have agreed "to act together for the purpose of acquiring, holding, voting or disposing of" Common Stock within the meaning Rule 13d-5(b)(1) under the Act.
Accordingly: (i) under such Rule 13d-5(b)(1) the Stockholders Agreement Party-Filers and InPath Members may be deemed to have formed a "group" within the meaning of such Rule and Section 13(d)(3) of the Act; and (ii) by operation of such Rule 13d-5(b)(1), such group (if it is deemed to exist) is deemed to be the beneficial owner of all equity securities of the Issuer beneficially owned by any Stockholders Agreement

Party-Filer or InPath Member. As permitted under Rule 13d-4 promulgated under the Act, each Stockholders Agreement Party-Filer hereby disclaims beneficial ownership of any and all equity securities of the Issuer held by the InPath Members or any "group" that includes InPath Members. The Stockholders Agreement Party-Filers have checked the box at 12 on pages 2 through 6 of this Amendment No. 3 in order to express (or further express) the foregoing disclaimer. Furthermore, as permitted under item "(2)" of the "Instructions for Cover Page" of Schedule 13D (Rule 13d-101) promulgated under the Act, each Stockholders Agreement Party-Filer (and each other Amendment No. 3 Filer) hereby disclaims:
(a) membership in any "group" that includes InPath Members, and (b) that the relationship of the Stockholders Agreement Party-Filers (and other Amendment No. 3 Filers), on the one hand, and the InPath Members, on the other hand, is one that constitutes or forms a "group" within the meaning of Section 13(d)(3) of the Act or Rule 13d-5(b)(1) promulgated thereunder. The Stockholders Agreement Party-Filers have checked the box at 2(b) on pages 2 through 6 of this Amendment No. 3 in order to express (or further express) the foregoing disclaimers.

         This Amendment No. 3 relates solely to the Amendment No. 3 Filers, who have executed and are filing herewith a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Act, and does not relate to any of the InPath Members or any "group" that includes InPath Members. Each Amendment No. 3 Filer hereby disclaims any responsibility for: (i) the filing of any statements or other information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of the InPath Members or any "group" that includes InPath Members, (ii) the timeliness of the filing of any such statement or other information, and (iii) the completeness and accuracy of any such statement or other information.

         See Item 5 hereinbelow for the nature of the beneficial ownership of the Common Stock reported herein by the Amendment No. 3 Filers and certain disclaimers in relation thereto.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amendment No. 3 Filers, or the responses to them with respect to the Amendment No. 3 Filers either are negative or have not changed from those of the Amended Statement.

ITEM 1.           SECURITY AND ISSUER

         The Amended Statement and this Amendment No. 3 relates to the Common Stock, no par value (the "Common Stock"), of Bell National Corporation, a California corporation (the "Issuer") whose principal executive offices are now located at 900 North Franklin Street, Suite 210, Chicago, Illinois 60610.

ITEM 2.           IDENTITY AND BACKGROUND

         The persons joining in this filing are: (1) Alexander M. Milley, a natural person ("AMilley"); (2) Winchester National, Inc., a Delaware corporation ("WNI"); (3) Milley Management Incorporated, a Delaware corporation ("MMI"); (4) Cadmus Corporation, a Massachu-setts corporation ("Cadmus"); (5) Robert C. Shaw, a natural person ("RShaw"); (6) ELXSI Corporation, a Delaware corporation ("ELXSI"); and (7) Liberty Associates Limited Partnership, a Delaware limited partnership ("Liberty").

         The principal business of each of MMI, Cadmus and Winchester is engaging in investment and management consulting activities. The principal business of ELXSI is: (i) through its Cues Division ("Cues"), manufacturing and servicing video inspection and rehabilitation equipment for wastewater and drainage systems primarily for governmental municipalities, service contractors and industrial users, and (ii) through its Bickford's Family Restaurants Division ("Bickford's"), owning and operating a chain of family-style restaurants in New England. The principal business of Liberty was holding the Liberty Warrants. The address of the principal business and office of each of the foregoing Amendment No. 3 Filers is 3600 Rio Vista Boulevard, Suite A, Orlando, Florida 32805.

         The directors of WNI are AMilley and Steven D. Hollopeter ("SHollopeter"), and the executive officers of WNI are Thomas R. Druggish
("TDruggish") and David M. Doolittle ("DDoolittle"). AMilley is the sole director and an executive officer of MMI, and the other executive officers of MMI are TDruggish and DDoolittle. The directors of Cadmus are AMilley, RShaw, DDoolittle and Philip F. Strassler ("PStrassler"), and the executive officers of Cadmus are AMilley, DDoolittle and TDruggish. The directors of ELXSI are AMilley, RShaw, Kevin P. Lynch ("KLynch"), Farrokh K. Kavarana ("FKavarana") and Denis M. O'Donnell ("DO'Donnell"), and the executive officers of ELXSI are AMilley, KLynch, TDruggish, DDoolittle and Daniel E. Bloodwell ("DBloodwell"). The sole general partner of Liberty is AMilley. Each of AMilley, SHollopeter, TDruggish, DDoolittle, RShaw, PStrassler, KLynch, DO'Donnell and DBloodwell are citizens of the United States; FKavarana is a citizen of India.

         AMilley's present principal employment is serving as Chairman of the Board, President and Chief Executive Officer of ELXSI (and its ELXSI subsidiary) and as President and Chief Executive Officer of Cues. DDoolittle's present principal employment is serving as Vice President of ELXSI and Vice President and Controller of Cues. The business address of AMilley and DDoolittle, and the address of the principal business and office of ELXSI, is 3600 Rio Vista Boulevard, Suite A, Orlando, Florida 32805. The principal business address of Cues is 3600 Rio Vista Boulevard, Orlando, Florida 32805.

         The present principal employment of both TDruggish and KLynch is serving as a principal of Cadmus. The present principal employment of DBloodwell is serving as President of Bickford's. The business address of TDruggish, and the principal business address of Cadmus, is 3600 Rio Vista Boulevard, Suite A, Orlando, Florida 32805. The business address of KLynch and DBloodwell is the principal business address of Bickford's, which is 1330 Soldier's Field Road, Boston, Massachusetts 02135.

         RShaw's present principal employment is serving as President and Chief Executive Officer of Contempo Design, Inc. and Contempo Design West, Inc. ("Contempo") and as an executive officer of Contempo's parent corporation, Azimuth Corporation ("Azimuth"). Contempo's principal business is designing and producing trade show exhibits for corporate customers. Azimuth's principal business is being a holding company for Contempo and its DEI (defined below) subsidiary. The business address of RShaw, and the principal business address of Contempo, is 1800 Industrial Drive, Libertyville, Illinois 60048. The principal business address of Azimuth is 3600 Rio Vista Boulevard, Suite A, Orlando, Florida 32805.

         SHollopeter's present principal employment is serving as President and Chief Executive Officer of Delaware Electro Industries, Inc. ("DEI") and as an executive officer of DEI's parent corporation, Azimuth. DEI's principal business is being a specialty distributor of fuses and related circuit protection devices and of aerospace fasteners. The business address of

SHollopeter, and the principal business address of DEI, is 9248 Eton Avenue, Chatsworth, California 91311.

         FKavarana's  present  principal  employment  is serving as an Executive
Director of the Tata Engineering and Locomotive Company Limited of India ("Tata"). Tata's principal business is manufacturing and seling commerical and passenger vehicles. The business address of FKavarana, and the principal business address of Tata, is Bombay House, Sir Homi Mody Street, Mumbai 400 001, India.

         DO'Donnell's present principal employment is serving as Managing Director of Seaside Advisors, LLC ("Seaside"). Seaside's principal business is advising an investment fund. The business address of DO'Donnell, and the principal business address of Seaside, is 5 Westgate Road, Winchester Massachusetts 01890.

         PStrassler's present principal employment is serving as a partner of Marcum & Kliegman LLP, a public accounting firm. The business address of PStrassler, and the principal business address of Marcum & Kliegman LLP, is 130 Crossways Park Drive, Woodbury, New York 11797.

         During the last five years, none of the foregoing persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the transactions enumerated in the third narrative paragraph of this Amendment No. 3, only the Claims Settlement, Cadmus 1998 Private Purchases, Cadmus 1998 SAR Purchases, ELXSI 1998 Market Purchase, AMilley 1998 Market Purchases and Cadmus 1998 Market Purchase involved the payment or transfer of funds or other consideration used to purchase securities of the Issuer.

         CLAIMS SETTLEMENT. Pursuant to the Claims Agreement, an aggregate of $533,000 of Claims held by AMilley, MMI, Cadmus and RShaw against the Issuer were settled for shares of Common Stock, with each share being valued at $0.30 for such purpose. The Claims of AMilley and RShaw consisted of unpaid employment compensation that had become payable under their respective Employment Agreements (as defined in the Original Statement) with the Issuer. Such claims of AMilley and RShaw were $63,000 and $139,000, respectively, and so AMilley received 210,000 shares and RShaw received 463,333 shares, respectively, in the Claims Settlement. The Claims of MMI and Cadmus consisted of unpaid management fees, administrative support expenses and rent that had become payable under separate management agreements with the Issuer. Such claims of MMI and Cadmus were $151,000 and $180,000, respectively, and so MMI received 503,333 shares and Cadmus received 600,000 shares, respectively, in the Claims Settlement.

         Cadmus 1998 Private Purchases. Of the 652,567 shares of Common Stock purchased by Cadmus in the Cadmus 1998 Private Purchases, 606,786 were purchased at $0.05 per share on or about November 12 or 16, 1998 and 45,781 were purchased at $0.15 per share on or about December 14, 1998. Accordingly, the total amount of funds used to complete the Cadmus 1998 Private Purchases was $37,206.45; the source of such funds was Cadmus's own working capital.

         CADMUS 1998 SAR PURCHASES. The Cadmus 1998 SAR Purchases were effected pursuant to two SAR Assignment Agreements in the form of Exhibit I hereto. Each SAR so purchased has an exercise price of $0.30 and was purchased at a price of $0.046875. Accordingly, the total amount of funds used to complete the Cadmus 1998 SAR Purchases was $21,093.75; the source of such funds was Cadmus's own working capital.

         ELXSI 1998 MARKET PURCHASE. The ELXSI 1998 Market Purchase was a 10,000-share trade executed on December 9, 1998 at $0.125 per share, or $1,250 in the aggregate, exclusive of brokerage commissions/mark-ups and other charges. The source of such funds was ELXSI's own working capital.

         AMILLEY 1998 MARKET PURCHASE. The AMilley 1998 Market Purchase was a 10,000- share trade executed on December 14, 1998 at $0.15 per share, or $1,500 in the aggregate, exclusive of brokerage commissions/mark-ups and other charges. The source of such funds was AMilley's personal funds.

         CADMUS 1998 MARKET PURCHASE. The Cadmus 1998 Market Purchase was a 5,000- share trade executed on December 11, 1998 at $0.125 per share, or $625 in the aggregate, exclusive of brokerage commissions/mark-ups and other charges. The source of such funds was Cadmus's own working capital.

ITEM 4.           PURPOSE OF TRANSACTION

         As stated in the Schedule 13D, dated December 14, 1998, of the Inpath Members, the purpose of the InPath Transactions was "to acquire control of the Issuer, to provide working capital for the business of InPath through utilization of the Issuer's funds, and to create a vehicle for further growth of the InPath business."

         CLAIMS SETTLEMENT. The purpose of the Claims Settlement was to resolve the Claims held by the Claimants, most of which had existed for many years, prior to the time that they would lose effective control of the Issuer as a result of the InPath Transactions.

         LIBERTY WARRANTS TERMINATION. The Liberty Warrants Termination was demanded by the InPath Members as a condition to the consummation of the InPath Transactions and Claims Settlement.

         CADMUS 1998 PRIVATE PURCHASES. The purpose the Cadmus 1998 Private Purchases was to increase Cadmus's investment in the Issuer in order to increase its participation in the growth of the Issuer that may occur if the purposes of the InPath Transactions are realized.

         CADMUS 1998 SAR PURCHASES. The purpose the Cadmus 1998 SAR Purchases was to increase Cadmus's investment in the Issuer in order to increase its participation in the growth of the Issuer that may occur if the purposes of the InPath Transactions are realized.

         ELXSI 1998 MARKET PURCHASE. The purpose the ELXSI 1998 Market Purchase was to make an investment in the Issuer in order to participate in the growth of the Issuer that may occur if the purposes of the InPath Transactions are realized.

         AMILLEY 1998 MARKET PURCHASE. The purpose the AMilley 1998 SAR Purchase was to increase AMilley's investment in the Issuer in order to increase his participation in the growth of the Issuer that may occur if the purposes of the InPath Transactions are realized.

         CADMUS 1998 MARKET PURCHASE. The purpose the Cadmus 1998 Market Purchase was to increase Cadmus's investment in the Issuer in order to increase its participation in the growth of the Issuer that may occur if the purposes of the InPath Transactions (as hereinabove described) are realized.

         (a) From time to time after the date hereof, any one or more of the Amendment No. 3 Filers may purchase or acquire additional securities of the Issuer, or dispose of securities of the Issuer; however, there are currently no definitive plans or proposals to do so.

                  The  InPath  Member   Warrants,   issued  under  the  Exchange
Agreement, will permit the InPath Members to acquire, in the aggregate, 3,175,850 shares of Common Stock. The InPath Member Warrants are not exercisable as of this date, and will become exercisable after only the earlier of the date of the meeting of the Issuer's shareholders contemplated by Section 7.4(b) of the Exchange Agreement (described below) (the "1999 Shareholders Meeting") and March 30, 1999, or such later date to which the Chief Executive Officer of InPath (presently, PGombrich") may agree for the holding of such Meeting. Presently, the Issuer does not have sufficient shares of Common Stock authorized to permit exercise of the InPath Member Warrants. Under the Stockholders Agreement, the Stockholders Agreement Party-Filers (together with the other parties to the Stockholders Agreement) must, when presented for shareholder approval at a meeting of shareholders (including the 1999 Shareholders Meeting) or through a solicitation for consents, vote their Common Stock and take all other reasonable actions necessary to approve or authorize additional shares of Common Stock in an amount at least sufficient to permit the issuance of the Common Stock issuable upon exercise of the InPath Member Warrants (the "Authorized Shares Increase").

         (b) & (f) Pursuant to Section 7.4(b) of the Exchange Agreement, promptly after December 4, 1998 (the "InPath Closing Date"), the Issuer must call the 1999 Shareholders Meeting to be held no later than March 30, 1999 or such later date as is agreed to by PGombrich. One of the purposes of the 1999 Shareholders Meeting (as stated in the Exchange Agreement) is to approve the merger of the Issuer and Ampersand Medical Corporation ("Ampersand"), with Ampersand being the surviving corporation (the "Ampersand Merger"). Pursuant to
Section 7.4(a) of the Exchange Agreement, the Issuer must, promptly after the InPath Closing Date, but in no event later than March 30, 1999 or such later date as is approved by PGombrich, take all actions necessary to incorporate Ampersand as a wholly owned subsidiary of the Issuer under the laws of the State of Delaware. If the Ampersand Merger is approved by shareholders and effected, the Issuer will cease to exist as a separate entity and the surviving corporation will be incorporated in Delaware (whereas the Issuer is incorporated in California).

                  Other purposes of the 1999 Shareholders Meeting (as stated in the Exchange Agreement) are: (i) authorizing the Authorized Shares Increase,
(ii) authorizing the creation of so-called "blank check" preferred stock of the Issuer, and (iii) ratifying the transactions contemplated by the Exchange Agreement and Claims Agreement. The Ampersand Merger and authorizing such "blank check" preferred stock was proposed and advocated by InPath Members. Under the Stockholders Agreement, the Stockholders Agreement Party-Filers (together with the other parties to the Stockholders Agreement) must, when presented for shareholder approval at a meeting of shareholders (including the 1999 Shareholders Meeting) or through a solicitation for consents, vote their Common Stock and take all other reasonable actions necessary to approve or authorize the foregoing.

         (d) In November 1998, in anticipation of the consummation of the InPath Transactions, Nicholas E. Toussaint ("NToussaint") and Raymond O'S. Kelly ("RKelly") resigned as directors of the Issuer. As contemplated by the Exchange Agreement, effective on the InPath Closing Date the remaining directors of the Issuer (AMilley, RShaw and TDruggish) filled the vacancies thus created by appointing PGombrich and DO'Donnell as directors of the Issuer. The Exchange Agreement states that another purpose of the 1999 Shareholders Meeting is to elect a slate of directors comprising PGombrich, Dr. John H. Abeles (the general partner of Northlea Partners Ltd., one of the InPath Members), DO'Donnell, AMilley and an additional director to be selected by PGombrich and AMilley. The Stockholders Agreement provides that the Stockholders Agreement Party-Filers (and the other parties to the Stockholders Agreement) must vote their shares of Common Stock in favor of, and take all other actions necessary to, elect as directors: (i) the persons named or referenced in the preceding sentence at the first meeting of the Issuer's shareholders to be held after the InPath Closing Date (which is expected to be the 1999 Shareholders Meeting), and (ii) thereafter, two directors designated by PGombrich, two directors designated by AMilley and a fifth director to be selected by PGombrich and AMilley.

                  The Stockholders Agreement also provides that: (i) any director designated by a shareholder or group of shareholders party thereto pursuant to the foregoing provisions may be removed by such shareholder or group of shareholders; (ii) if, at any time, any shareholder party thereto is entitled to vote for the removal of directors of the Issuer, such shareholder will not vote any of its Common Stock in favor of the removal of any director who shall have been designated or nominated pursuant to the foregoing provisions unless such removal shall be for "Cause" (as defined therein); (iii) if, as a result of death, disability, retirement, resignation or removal (with or without "Cause") or otherwise, there shall exist or occur any vacancy on the Board of Directors of the Issuer, the persons or persons entitled under the foregoing provisions to designate or nominate such director whose death, disability, retirement, resignation or removal resulted in such vacancy may designate another individual to serve as a director of the Issuer, and each shareholder party thereto entitled to vote for the election of such individual shall vote their Common Stock (or execute a written consent) in order to ensure that such nominee is so elected; and (iv) the right to designate one or more members of the Board of Directors under the foregoing provisions shall terminate as to any shareholder party thereto at such time as he or it beneficially owns less than 50% of the number of shares of Common Stock beneficially owned by such shareholder as of the InPath Closing Date; however, none of the obligations of such shareholder under the Stockholders Agreement shall terminate when such rights are terminated.

                  Pursuant to the Exchange Agreement, the pre-InPath Closing Date officers of the Issuer (AMilley, TDruggish and RShaw) were replaced by PGombrich (Chairman, Chief Executive Officer and Secretary); his designees Leonard Prange (President and Chief Financial Officer) and Richard Dominick (Vice President and Chief Technology Officer); and AMilley's designee DDoolittle (Vice President and Treasurer). The Stockholders Agreement provides that the Stockholders Agreement Party-Filers (and the other parties to the Stockholders Agreement) must take all actions necessary to cause the board of directors of the Issuer to appoint the persons named in the foregoing sentence as such officers of the Issuer.

         (g) The Stockholders Agreement provides that: (i) a quorum of the Board of Directors of the Issuer shall consist of three directors, of which at least one director must be one designated by PGombrich and at least one director must be one designated by AMilley; and (ii) in addition to any requirement of the Issuer's articles or incorporation or bylaws, all actions of such Board of Directors shall require the affirmative vote of at least a majority of the directors at which a quorum (as aforesaid) is present or the unanimous written consent of such Board.

                  Under the Stockholders Agreement, the Stockholders Agreement Party-Filers (and the other parties to the Stockholders Agreement) must vote their Common Stock, and take all other actions necessary, to ensure, in a manner recommended or requested by the Board of Directors of the Issuer, that its articles of incorporation and bylaws do not a any time conflict with the provisions of such Agreement described above in this Item 4.

         Given that the Amendment No. 3 Filers and InPath Members together own in excess of 50% of the outstanding shares of Common Stock of the Issuer, any vote by them for or against any proposal will be sufficient to carry or defeat such proposal or for or against any nominee will be sufficient to elect or reject such nominee.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) AMILLEY. The aggregate number of shares of Common Stock beneficially owned by AMilley is 2,546,041. Of these shares: (i) 626,486 are outstanding shares held by AMilley; (ii) 148,655 are outstanding shares held by WNI; (iii) 503,333 are outstanding shares held by MMI; (iv) 1,257,567 are outstanding shares held by Cadmus; and (v) 10,000 are outstanding shares held by ELXSI. On a percentage basis these shares represent approximately 21.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between AMilley and each of WNI, MMI, Cadmus and ELXSI.

                  WNI. The aggregate number of shares of Common Stock beneficially owned by WNI is 148,655, all of which are outstanding shares held by WNI. On a percentage basis these shares represent approximately 1.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 1,760,900. Of these shares: (i) 503,333 are outstanding shares held by MMI; and (ii) 1,257,567 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 14.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

                  CADMUS. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 1,257,567, all of which are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 10.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  RSHAW. The aggregate number of shares of Common Stock beneficially owned by RShaw is 500,417, all of which are outstanding shares held by RShaw. On a percentage basis these shares represent approximately 4.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  ELXSI. The aggregate number of shares of Common Stock beneficially owned by ELXSI is 10,000, all of which are outstanding shares held by ELXSI. On a percentage basis these shares represent approximately 0.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  LIBERTY. Liberty no longer holds or beneficially owns any shares of Common Stock (or any warrants, options or other rights to purchase or acquire shares of Common Stock or other equity securities of the Issuer).

         (b) Each of AMilley, WNI, MMI, Cadmus, RShaw and ELXSI has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amendment No. 3 Filer, except as otherwise indicated below. MMI does not directly hold the 1,257,567 shares of Common Stock reported herein as being held by Cadmus but, inasmuch as (x) MMI is a controlling stockholder of Cadmus, and (y) consequently, MMI may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Cadmus, MMI may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Cadmus. AMilley's beneficial ownership of shares held by: (i) WNI arises solely from his capacity as director, President and sole stockholder thereof; (ii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and (iii) ELXSI arises solely from his capacity as the Chairman of the Board, President and Chief Executive Officer and a substantial stockholder thereof. This filing shall not be construed as an admission that any of the Amendment No. 3 Filers is otherwise, for purposes of
Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amendment No. 3 Filer, and each Amendment No. 3 Filer hereby disclaims beneficial ownership of such shares.

         (c) Reference is hereby made to the descriptions and discussions of the purchases of Common Stock and other transactions appearing elsewhere in this Amendment No. 3, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EXCHANGE AND STOCKHOLDERS AGREEMENTS. Reference is hereby made to the descriptions and discussions of the Exchange Agreement and Stockholders Agreement appearing elsewhere in this Amendment No. 3, which descriptions and discussions are hereby incorporated herein by reference in partial response to this Item. The Stockholders Agreement contains the following other provisions, relating to the transfer of Common Stock: (ii) if a shareholder or group of shareholders party thereto beneficially owning more than 50% of the outstanding Common Stock held by all shareholder parties to the Stockholders Agreement ("Majority Shareholders") should transfer shares that constitute more than 50% of the outstanding Common Stock subject to the Stockholders Agreement, such Majority Shareholders may require, subject to certain notice and other requirements, all, but not less than all, of the other such shareholders to participate in such transfer at the same price and on the same terms and conditions obtained by the Majority Shareholders; and (ii) the shareholder parties thereto were granted certain demand and incidental ("piggyback") registration rights with respect to their Common Stock. Under the Stockholders Agreement, the registration rights granted to AMilley, WNI and RShaw under the Registration Rights Agreement (described and defined in the Original Statement) were canceled.

         SAR AGREEMENTS. Under the SAR Agreement, NToussaint and RKelly effected the assignment of the SARs to Cadmus in consideration of a Cadmus's agreement to pay $0.46875 per SAR. The SAR Agreements otherwise (i) contain routine representations and warranties, and (ii) sets forth the Issuer's consent to such assignment.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A --      Joint  Filing  Agreement,   dated  December  18,  1998,  among
                  Alexander  M.  Milley,   Robert  C.  Shaw,  Milley  Management
                  Incorporated,  Cadmus Corporation,  Winchester National, Inc.,
                  ELXSI Corporation and Liberty Associates  Limited  Partnership
                  (Filed herewith)

Exhibit B --      Claims Settlement Agreement,  dated as of December 4, 1998, by and among Bell  National  Corporation,  Alexander  M.  Milley,
                  Robert  C.  Shaw,   Cadmus   Corporation,   Milley  Management
                  Incorporated  and  Liberty  Associates   Limited   Partnership
                  (Incorporated herein by reference to Exhibit 4 to the Schedule
                  13D, dated December 14, 1998, of the Inpath Members)

Exhibit C --      Stock and Membership Interests Exchange Agreement, dated as of
                  December  4,  1998,  by and among Bell  National  Corporation;
                  InPath, LLC; Peter P. Gom- brich,  individually and as Trustee of the  InPath,  LLC Voting  Trust;  Theodore  L.  Koenig,  as
                  Trustee of each of The EAG Trust, The CMC Trust, The MDG Trust and The MSD Trust; William J. Ritger;  AccuMed  International,
                  Inc.;  Northlea Partners Ltd.; Fred H. Pearson,  as Trustee of
                  Fred H.  Pearson's  Trust;  Walter  Herbst,  as Trustee of the
                  Sandra   Herbst   Trust;   and   Monroe   Investments,    Inc.
                  (Incorporated herein by reference to Exhibit 1 to the Schedule
                  13D, dated December 14, 1998, of the Inpath Members)

Exhibit D --      Stockholders  Agreement,  dated as of December 4, 1998, by and among Bell National  Corporation;  Alexander M. Milley; Robert
                  C. Shaw; Cadmus Corpora- tion; Milley Management Incorporated;
                  Winchester National, Inc.; Peter P. Gom- brich, individually and as Trustee of the InPath, LLC Voting Trust; Theodore L.
                  Koenig,  as Trustee  of each of The EAG Trust,  The CMC Trust,
                  The MDG Trust and The MSD Trust;  William J.  Ritger;  AccuMed
                  International, Inc.; Northlea Partners Ltd.; Fred H. Pearson, as Trustee of Fred H. Pearson's Trust; Walter Herbst, as
                  Trustee of the Sandra  Herbst Trust;  and Monroe  Investments,
                  Inc. (Incorporated herein by reference to Exhibit 2 to the Schedule 13D, dated December 14, 1998, of the Inpath Members)

Exhibit E --      Stock Appreciation Rights Agreement,  dated as of November 20,
                  1989,  between  Bell  National  Corporation  and  Nicholas  E.
                  Toussaint (Incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1989 (File No. 0- 935))

Exhibit F --      Stock Appreciation Rights Agreement,  dated as of November 20,
                  1989, between Bell National Corporation and Raymond O'S. Kelly
                  (Incorporated  herein
                  by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended
                  December 31, 1989 (File No. 0-935))

Exhibit G --      SAR Agreement Extension, dated as of May 1, 1995, between Bell
                  National Corporation and Nicholas E. Toussaint (Incorporated herein by reference to Exhibit 10.21 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1995 (File No. 0-935))

Exhibit H --      SAR Agreement Extension, dated as of May 1, 1995, between Bell
                  National Corporation and Raymond O'S. Kelly (Incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1995 (File No. 0-935))

Exhibit I --      Form of SAR  Assignment  Agreement,  dated as of  December  2,
                  1998,  between  Nicholas E.  Toussaint (as to 360,000 SARs) or
                  Raymond O'S. Kelly (as to 90,000 SARs) and Cadmus  Corporation
                  (Filed herewith)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1998



/s/ Alexander M. Milley                        /s/ Robert C. Shaw
-------------------------------------          --------------------------------
    Alexander M. Milley, individually              Robert C. Shaw, individually



MILLEY MANAGEMENT INCORPORATED                 CADMUS CORPORATION


By: /s/ Alexander M. Milley                    By: /s/ Alexander M. Milley
-------------------------------------              ----------------------------
        Alexander M. Milley                            Alexander M. Milley
        President                                      President



WINCHESTER NATIONAL, INC.                      ELXSI CORPORATION


By: /s/ Alexander M. Milley                    By: /s/ Alexander M. Milley
-------------------------------------              ----------------------------
        Alexander M. Milley                            Alexander M. Milley
        President                                      President



LIBERTY ASSOCIATES LIMITED PARTNERSHIP


By: /s/ Alexander M. Milley
-------------------------------------
        Alexander M. Milley
        Sole General Partner

                                  EXHIBIT INDEX


   Exhibit                            Document                             Page
   -------        -----------------------------------------------          ----

      A           Joint  Filing  Agreement,  dated  December  18,           23
                  1998,  among  Alexander  M.  Milley,  Robert C.
                  Shaw,  Milley Management  Incorporated,  Cadmus
                  Corporation, Winche- ster National, Inc., ELXSI
                  Corporation  and Liberty  Associ-  ates Limited
                  Partnership

      B Claims Settlement Agreement, dated as of December 4, 1998, by and among Bell National Corporation, Alexander M. Milley, Robert C. Shaw, Cadmus Corporation, Milley Management Incorporated and Liberty Associates Limited Partnership (Incorporated herein by reference to Exhibit 4 to the Schedule 13D, dated December 14, 1998, of the Inpath Members)


      C Stock and Membership Interests Exchange Agreement, dated as of December 4, 1998, by and among Bell National Corporation; InPath, LLC; Peter P. Gombrich, individually and as Trustee of the InPath, LLC Voting Trust; Theodore L. Koenig, as Trustee of each of The EAG Trust, The CMC Trust, The MDG Trust and The MSD Trust; William J. Ritger; AccuMed International, Inc.; Northlea Partners Ltd.; Fred H. Pearson, as Trustee of Fred H. Pearson's Trust; Walter Herbst, as Trustee of the Sandra Herbst Trust; and Monroe Investments, Inc. (Incorporated
                  herein  by   reference  to  Exhibit  1  to  the
                  Schedule 13D,  dated  December 14, 1998, of the
                  Inpath Members)


      D Stockholders Agreement, dated as of December 4, 1998, by and among Bell National Corporation; Alexander M. Milley; Robert C. Shaw; Cadmus Corporation; Milley Management Incorporated; Winchester National, Inc.; Peter P. Gombrich, individually and as Trustee of the InPath, LLC Voting Trust; Theodore L. Koenig, as Trustee of each of The EAG Trust, The CMC Trust, The MDG Trust and The MSD Trust; William J. Ritger; AccuMed International, Inc.; Northlea Partners Ltd.; Fred H. Pearson, as Trustee of Fred H. Pearson's Trust; Walter Herbst, as Trustee of the Sandra Herbst Trust; and Monroe Investments, Inc. (Incorporated herein by reference to Exhibit 2 to the Schedule 13D, dated Decem-ber 14, 1998, of the Inpath Members)

   Exhibit                            Document                             Page
   -------        -----------------------------------------------          ----

      E Stock Appreciation Rights Agreement, dated as of November 20, 1989, between Bell National Corporation and Nicholas E. Toussaint (Incorporated herein by reference to Exhibit
                  10.7 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1989 (File No. 0-935))

      F Stock Appreciation Rights Agreement, dated as of November 20, 1989, between Bell National Corporation and Raymond O'S. Kelly (Incorporated herein by reference to Exhibit
                  10.5 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1989 (File No. 0-935))


      G SAR Agreement Extension, dated as of May 1, 1995, between Bell National Corporation and Nicholas E. Toussaint (Incorporated herein by reference to Exhibit 10.21 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1995 (File No. 0-935))

      H SAR Agreement Extension, dated as of May 1, 1995, between Bell National Corporation and Raymond O'S. Kelly (Incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K of Bell National Corporation for the fiscal year ended December 31, 1995 (File No. 0-935))

      I           Form of SAR Assignment  Agreement,  dated as of           24
                  Decem-ber   2,  1998,   between   Nicholas   E.
                  Toussaint  (as to 360,000 SARs) or Raymond O'S.
                  Kelly   (as  to   90,000   SARs)   and   Cadmus
                  Corporation (Filed herewith)